                                                   -----------------------------
                           UNITED STATES                    OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION  -----------------------------
                     WASHINGTON, D.C. 20549         OMB Number: 3235-0145
                                                    Expires: December 31, 2005
                                                    Estimated average burden
                                                    ours per response........11
                                                   -----------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________ )*


     Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk
         (to be changed to "P.T. Indonesian Satellite Corporation Tbk")
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Series B Common Shares, par value Rp. 500 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    715680104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Aloysius K. Ro, State Ministry of State-Owned Enterprises,
          Jalan Dr. Wahidin No. 1-2, New Finance Building, 11th Floor,
                      Jakarta 10710, Republic of Indonesia
           Telephone: (62) 21 3483 3217 / Facsimile: (62) 21 3483 1776
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f)or 240.13d-l(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (1 l-02)

CUSIP No.          715680104
----------------------------------------------------------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  The Government of the Republic of Indonesia, acting by and through its Minister of State-Owned Enterprises of the
                  Ministry of State-Owned Enterprises
----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)       [ X ](1)
----------------------------------------------------------------------------------------------------------------------------------

                 (b)
                               ...................................................................................................
----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only  ...................................................................................................
----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)                             BK; OO
----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)or 2(e) ..............................
----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization                           Republic of Indonesia
----------------------------------------------------------------------------------------------------------------------------------


Number of            7.    Sole Voting Power                                    0
(2)Shares Bene-      -------------------------------------------------------------------------------------------------------------
ficially by
Owned by Each        8.    Shared Voting Power                                  589,574,999(2)
Reporting            -------------------------------------------------------------------------------------------------------------
Person With
                     9.    Sole Dispositive Power                               0
                     -------------------------------------------------------------------------------------------------------------

                     10.   Shared Dispositive Power                             589,574,999(2)
----------------------------------------------------------------------------------------------------------------------------------

         11.     Aggregate Amount Beneficially Owned by Each Reporting Person       230,098,643(3)
----------------------------------------------------------------------------------------------------------------------------------

         12.     Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)     X
----------------------------------------------------------------------------------------------------------------------------------

         13.     Percent of Class Represented by Amount in Row(11)                 22.22%
-----------------------------------------------------------------------------------------------------------------------------------

         14.     Type of Reporting Person (See Instructions)
                 OO

                 ...................................................................................................................

                 ...................................................................................................................

                 ...................................................................................................................


INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a

-------------

1. Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined below).
2. Includes 434,250,000 Series B Shares held by ICL (as defined below) on December 20, 2002, that are subject to the Shareholders Agreement (as defined below), as to which the Reporting Person expressly disclaims beneficial ownership.
3. Includes 74,773,643 Series B shares beneficially owned by the Government of the Republic of Indonesia and held through other Government ministries and funds. No voting arrangements or disposition arrangements exist between the Ministry of State-Owned Enterprises and any other Government Ministries or funds in regard to the 74,773,643 shares.

               relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l)in which case it may not be necessary to check row 2(b)].

(3)            The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to
               Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

     Category of Source                                                  Symbol
     ------------------                                                  ------
     Subject Company (Company whose securities are being acquired)         SC
     Bank                                                                  BK
     Affiliate (of reporting person)                                       AF
     Working Capital (of reporting person)                                 WC
     Personal Funds (of reporting person)                                  PF
     Other                                                                 OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d)or 2(e)of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person,
               etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11)does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

   Category                                                      Symbol
   --------                                                      ------
   Broker-Dealer                                                   BD
   Bank                                                            BK
   Insurance Company                                               IC
   Investment Company                                              IV
   Investment Adviser                                              IA
   Employee Benefit Plan or Endowment Fund                         EP
   Parent Holding Company/Control Person                           HC
   Savings Association                                             SA
   Church Plan                                                     CP
   Corporation                                                     CO
   Partnership                                                     PN
   Individual                                                      IN
   Other                                                           OO

Notes:

               Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

               Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).


              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d)and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.


ITEM 1. SECURITY AND ISSUER

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

     The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is Series B Common Shares, par value 500 Rupiah per share (the "Series B Shares") of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk (to be changed to "P.T. Indonesian Satellite Corporation Tbk") (the "Issuer"), with its principal executive offices located at Jl. Medan Merdeka Barat No. 21, P O Box 2905, Jakarta 10110.


ITEM 2. IDENTITY AND BACKGROUND

     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)  Name;

(b)  Residence or business address;

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(f)  Citizenship.

     The name, address, place of organization and principal business of the persons filing this statement (the "Reporting Persons") are as follows:

     The Government of the Republic of Indonesia, acting by and through its Minister of State-Owned Enterprises of the Ministry of State-Owned Enterprises
     Gedung Baru Keuangan
     2nd Floor
     Jalan Dr. Wahidin No. 2
     Jakarta Pusat
     10710 Indonesia
     Principal business: N.A.

     Mr. Laksamana Sukardi
     Minister of State-Owned Enterprises
     Jalan Dr. Wahidin No. 1-2
     New Finance Building, 11th Floor
     Jakarta 10710, Republic of Indonesia

     In the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Persons, any other person named in Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

     On December 15, 2002, Indonesia Communications Limited ("ICL"), a wholly owned subsidiary of STT Communications Ltd ("STT Comm"), entered into a Share Purchase Agreement (the "Share Purchase Agreement") and a Shareholders Agreement (the "Shareholders Agreement") with the Republic of Indonesia acting through the Ministry of State Owned Enterprises in its capacity as a shareholder of the Issuer ("MSOE"). Pursuant to the Share Purchase Agreement, MSOE agreed to sell, and ICL agreed to purchase, 434,250,000 Series B Shares representing 41.94% of the total outstanding Series B Shares. The sale and purchase of the Series B Shares under the Share Purchase Agreement was consummated on December 20, 2002 at which time the Shareholders Agreement became effective. After consummation of such sale and purchase, MSOE held 155,324,999 Series B Shares representing 15.00% of the total outstanding Series B Shares.

     The aggregate purchase price for the Series B Shares acquired by ICL pursuant to the Share Purchase Agreement was Rp. 5,623,500,000
(US$627,353,886.14). Such purchase price was funded through loan facilities in the amount of the aggregate purchase price provided by Barclays Bank PLC.


ITEM 4. PURPOSE OF TRANSACTION

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to till any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issue's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

     The purpose of the acquisition of the Series B Shares pursuant to the Share Purchase Agreement was to give ICL a 41.94% interest in the Issuer.

     The purpose of the Shareholders Agreement was to provide for certain rights and obligations regarding the management of the Issuer and its subsidiaries, the transfer of shares in the Issuer and certain other rights and obligations of MSOE and ICL as set forth therein and as summarized in Item 6 below.

     Other than as described above and in Item 6 below, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D. The Reporting Person may, however at any time and from time to time, review or reconsider its position with respect to any of such matters. The Reporting Person may also increase or decrease its holding in the Issuer or purchase additional equity securities of the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
     Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of
     Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

     Instruction.   The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and
                    (5) where and how the transaction was effected.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

     Instruction.   For computations regarding securities which represent a
                    right to acquire an underlying security, see Rule
                    13d-3(d)(l) and the note thereto.

     ICL owns, beneficially and of record, 434,250,000 Series B Shares, representing 41.94% of the total outstanding Series B Shares, and MSOE owns, beneficially and of record, 237,705,681 Series B Shares, representing 22.96% of the total outstanding Series B Shares.

     MSOE and ICL own together, beneficially and of record, 589,574,999 Series B Shares, representing 56.94% of the total outstanding Series B Shares. By virtue of the Shareholders Agreement, the Reporting Person has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition all of such Series B Shares. The Shareholders Agreement gives MSOE and ICL certain limited rights that may only be exercised jointly by MSOE and ICL. The calculation of the foregoing percentages is based on the number of Series B Shares outstanding as described in the Share Purchase Agreement. Except as set forth in this Statement, the Reporting Person does not beneficially own any other securities of the Issuer.

     Except as described in Item 3, there have been no transactions by the Reporting Person in securities of the Issuer during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

     Under the Shareholders Agreement, MSOE and ICL (together, the "Parties") agree to vote their respective shares, and procure that their respective nominated directors vote and take all other action necessary, in order to give effect to the provisions of the Shareholders Agreement. MSOE has agreed to discuss how it will vote on resolutions at a shareholders meeting relating to certain matters set out in the Shareholders Agreement if requested to do so by ICL. MSOE has also agreed, for a period of one year from December 20, 2002 , to vote all of its shares in accordance with ICL's written instructions on certain matters set out in the Shareholders Agreement.

     Under the Shareholders Agreement, each Party must vote its shares and take all other action necessary or required to elect to the Board of Commissioners
(i) the required number of commissioners nominated by ICL so that such nominees constitute a simple majority on the Board and (ii) two nominees of MSOE, save that this number would be reduced to one if MSOE's holding of Series B Shares was reduced beyond a certain number (the "Residual Shares") but MSOE remained the holder of the Series A Share. Each Party must vote its shares and take all other action necessary or required to elect to the Board of Directors (i) the required number of directors nominated by ICL so that such nominees constitute a simple majority on the Board and (ii) two nominees of MSOE, save that this number would be reduced to one if MSOE's holding of Series B Shares was reduced to less than the Residual Shares but MSOE remained the holder of the Series A Share. There are also certain quorum requirements set out in the Shareholders Agreement.

     ICL is restricted under the Shareholders Agreement from transferring any Series B shares acquired from MSOE until December 20, 2005 subject to certain exceptions.

     Under the Shareholders Agreement, MSOE shall not transfer any Residual Shares until December 20, 2003 other than to ICL and to certain affiliates.

     The Shareholders Agreement will terminate on December 31, 2005, or earlier in limited circumstances only.

     Under the Articles of Association of the Issuer, the holder of the one Series A Share, (which is MSOE) must give an affirmative vote in respect of certain resolutions passed at shareholders meetings. Changes with regard to the extent of such resolutions, as agreed between the Parties in the Share Purchase Agreement, were approved at the General Meeting of Shareholders of the Issuer held on December 27, 2002. In order for such changes of the Articles of Association to be effective, the approval of the Ministry of Justice and Human Rights is required. Following approval of such changes, it is expected that the Issuer will file an English translation of the amended Articles of Association with the Securities and Exchange Commission. No such translation has been made available to the Reporting Person at this time and accordingly is not filed as an exhibit to this Statement.

     The descriptions of the Share Purchase Agreement and the Shareholders Agreement contained in this Statement are qualified in their entirety by reference to such documents, which are incorporated by reference to the Schedule 13D filed by Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd and STT Communications Ltd on January 29, 2003.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following shall be tiled as exhibits: copies of written agreements relating to the tiling of joint acquisition statements as required by Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

1. Share Purchase Agreement, dated as of December 15, 2002, among the Republic of Indonesia acting through the Ministry of State Owned Enterprises in its capacity as a shareholder of the Issuer, Indonesia Communications Limited and STT Communications Limited. Incorporated by reference to the Schedule 13D filed by Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd and STT Communications Ltd on January 29, 2003.

2. Shareholders Agreement, dated as of December 15, 2002, among The Government of Indonesia and Indonesia Communications Limited. Incorporated by reference to the Schedule 13D filed by Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd and STT Communications Ltd on January 29, 2003.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2003
--------------------------------------------------------------------------------
Date

/s/ Mahmudin Yasin
--------------------------------------------------------------------------------
Signature

Mr. Mahmudin Yasin/Deputy Minister of State-owned Enterprises
--------------------------------------------------------------------------------
Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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